EXHIBIT 4.34

CERTIFICATE OF FORMATION

OF

EXCO RESOURCES (XA), LLC

This Certificate of Formation, dated May 26, 2010, has been duly executed and is filed pursuant to Section 18-201 of the Delaware Limited Liability Company Act (the “Act”) to form a limited liability company (the “Company”) under the Act.

1. Name. The name of the Company is “EXCO Resources (XA), LLC”.

2. Registered Office; Registered Agent. The registered office of the Company in the State of Delaware is located at the Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name of the registered agent at such address is The Corporation Trust Company.

3. Effective Date. This certificate of formation becomes effective on May 28, 2010 at 1:03 p.m. eastern standard time.

EXECUTED as of the date written first above.

EXCO HOLDING (PA), INC. its sole member

By:	/s/ William L. Boeing
Name:	William L. Boeing
Title:	Vice President and Secretary